Exhibit 99.8

AGREEMENT FOR CONTRIBUTION OF CONSTELLATION ENERGY GROUP, INC.  SHARES BY E.D.F. INTERNATIONAL S.A.  TO EDF DEVELOPMENT INC.

This Agreement for contribution of Shares (the “Agreement”) is entered into on October 15, 2009 by and between:

(1)
E.D.F. International S.A., a company organized and existing under the laws of France, with a registered office at 20 place de la Défense, 92050 Paris la Défense, France, represented by Mr. Guillaume de Forceville in his capacity as Deputy General Manager duly authorized (“EDFI”);

- on the one side -

and

(2)
EDF Development Inc., a company organized and existing under the laws of Delaware, having an office at c/o Skadden, Arps, Slate, Meagher & Flom, LLP, One Rodney Square, Wilmington Delaware 19899, represented by Mr. Jean-Pierre Benqué in his capacity as President duly authorized (“EDFD”),

- on the other side -

EDFI and EDFD are herein collectively referred to also as the “Parties” and individually as “a Party” or “each Party”).

WHEREAS:

A.
EDFI owns sixteen million nine hundred sixty four thousand and ninety five (16,964,095) shares (the “Shares”) of the common stock, without par value, of Constellation Energy Group, Inc., a Maryland corporation and a listed New York Stock Exchange company (“CEG”), representing approximately 8.52% percent of the of the issued and outstanding common stock of CEG.

B.	Under the ongoing process of rationalization, EDFI’s investments in the United States of America are to be regrouped within a single U.S. affiliate, EDFD.

C.	EDFI has agreed to contribute the Shares to EDFD, and EDFD has agreed to accept the Shares.

IT IS AGREED AS FOLLOWS:

1.	Definitions

In addition to the terms defined above and other terms defined in other Sections hereof or in the Schedules hereto, the following terms shall have the meanings set forth below for the purposes of this Agreement:

“Business Day” means any calendar day (other than a Saturday or a Sunday) on which banks are open for business in the District of Columbia, USA.

“Closing” means the contribution of the Shares by EDFI to EDFD pursuant to Section 2 hereafter and, in general, the execution and exchange of all documents and the performance and consummation of all the obligations and transactions respectively required to be performed and consummated on or prior to the day on which the Closing is to take place pursuant to this Agreement.

“Contribution Value” means the aggregate value of the Shares determined using the opening price per Share on October 15, 2009 as reported by the New York Stock Exchange, which the Parties have agreed to constitute the contribution of the Shares by EDFI to EDFD at fair value.

“Execution Date” means the date of execution of this Agreement.

“Person” means any individual, company, firm, partnership, joint venture, corporation, proprietorship, association, government, agency or institution of a government, or any other organization or entity.

“Shares” has the meaning forth in Recital A.

2.	CONTRIBUTION OF CEG SHARES BY EDFI TO EDFD
2.1
Subject to the terms and conditions of this Agreement and the prior approval of the board of directors of EDFI and EDFD, on the Closing Date EDFI shall contribute and transfer to EDFD, and EDFD shall accept from EDFI, the Shares at the Contribution Value.

2.2	The Shares shall be transferred with all rights and entitlements relating thereto.

3.	CLOSING
3.1
The Closing shall take place on October 15, 2009 at EDFD’s offices c/o Skadden, Arps, Slate, Meagher & Flom, LLP, One Rodney Square, Wilmington Delaware 19899, at such time as the Parties may hereafter agree upon and at such other place as the Parties may hereafter agree upon.

3.2	On the closing Date,

(a)	EDFI shall deliver or cause to be delivered to EDFD the Shares, free and clear of any Encumbrances; and

(b)	EDFD shall formalize the contribution to additional paid in capital without issuance of common stock.

4.	Miscellaneous

4.1	Entire Agreement and modification

This Agreement constitutes the entire Agreement between the Parties relating to the subject matter hereof. Any modification of this Agreement or additional obligation assumed by any

Party in connection with the subject matter hereof shall be binding only if evidenced in writing and signed by the duly authorized representatives of EDFD and EDFI.

4.2	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition and unenforceability without invalidating the remaining provisions hereof.  However, the Parties hereby undertake to use their best efforts to agree on substitute provisions which, while valid, will achieve as closely as possible the same economic effects as the invalid provisions.

4.3	Transfer taxes

All transfer, stamp, sales, use, registration, recording, conveyancing, notarial and other such taxes, duties, fees, costs and expenses (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by EDFD.

4.5	Costs and expenses

Each Party shall bear and pay its own legal, accountancy and other professional costs in relation to this Agreement and the performance of the obligations contemplated by it, except that the costs of the transfer of the Shares will be borne by EDFD.  No such costs shall be charged to EDFI.

4.6	Notices

All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand against acknowledgement of receipt or mailed, certified or registered mail with postage prepaid, or sent by facsimile or courier, as follows:

(a)	if to EDFI:

E.D.F. International S.A. Tour EDF-20, Place de la Défense, 37 étage 92050 Paris La Défense Cédex, France Attention: Ms Anne Collas Thiebault, General Secretary

or to such other person or address as EDFI shall designate by notice in the manner provided in this Section 4.6;

(b)	if to EDFD:

EDF Development Inc. 1300 Eye Street, NW, Suite 300, Washington D.C. 20005 Attention: Mr. Alexander Daniels, Legal Vice President

or to such other person or address as EDFD shall designate by notice in the manner provided in this Section 4.6.

4.7	Assignment

This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective legal successors and permitted assigns.  Neither this Agreement nor any of the rights, interests or obligations of EDFI or EDFD hereunder shall be assigned without the prior written consent of the other Party except that EDFI may assign this Agreement to any affiliate thereof.

4.8	Applicable law

This Agreement, including all agreements, documents and instruments executed hereunder, and the validity hereof and thereof shall be governed by and construed and interpreted in accordance with the substantive laws of State of Delaware.

4.9	Jurisdiction

Any dispute between the Parties hereto, arising out of or in connection with this Agreement, including its implementation, interpretation, termination or enforcement, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC) by one (1) arbitrator, who shall be appointed and be operating in accordance with said Rules. The venue of the arbitration shall be New York.  All proceedings of the arbitration, including arguments and briefs, shall be conducted in English.

5.	Counterparts

This Agreement is executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above in two copies, each of which shall be deemed an original.

E.D.F. International S.A.	EDF Development Inc.
By : /s/ Guillaume de Forceville	By : /s/ Jean-Pierre Benqué